STEPHANIE IZEVBIZUA
September 7, 2016
WEB DEBT SOLUTIONS, LLC
444 WEST LAKE STREET
SUITE 305
CHICAGO, IL, 60606


UNITED STATES
SECURITIES AND EXHANGE COMMISSION
WASHINGTON, D.C. 20549
RESPONSE LETTER

MR COURTNEY LINDSAY AND MR LARRY SPIRGEL:

This letter is in response to the comments after reviewing the original registration statement.
Web Debt
Solutions, LLC and thoroughly read over and made
 necessary corrections to complete the registration for new registered securities:

Eligibility Requirements:
1.	As stated in Part I, item 4 that 5 million
 securities at a per security of $49 being offered
 by issuer
(WEB DEBT SOLUTIONS, LLC), brings the product to a
 total offering of $245 million. Amendments
were made to continue to be eligible for the FORM
1-A was to reduce the amount of securities
from 5 million to 408,613 to bring the total amount
of the offering to $20 million.
General:
2.	The filing for Registration 1-A is in accordance
 with the Regulation S-T of the Securities Act which states: THIS REGULATION SHOULD BE READ IN CONJUNCTION
 WITH REGULATION S-T
(PART 232 OF THIS CHAPTER), WHICH GOVERNS THE
PREPARATION AND SUBMISSION OF
DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS
 RELATING TO THE PREPARATION
AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT
CONTAINED IN THIS REGULATION ARE
SUPERCEDED BY THE PROVISIONS OF REGULATION S-T
FOR DOCUMENTS REQUIRED TO BE FILED
IN ELECTRONIC FORMAT.

3.	The offering statement has been signed on
 behalf of the issuer (Web Debt Solutions, LLC) as well as separately by the Chief Executive Officer, Chief Financial Officer, and the majority of the Board of Directors. Attached is a scanned copy of the signed documents showing Stephanie
Izevbizua as the Chief Executive officer, also serving multiple capacities.

1-A: Item 3.  Application of Rule 262
Application of Rule 262
4.	It was noted that in Form 1-A at Item 3, it was
 checked both of the boxes regarding "bad
actors". This mark was corrected to only have the first
 box checked in regards to "bad actors"
stating: Check this box to certify that, as of the time
of this filing, each person described in Rule
262 of Regulation A is either not disqualified under that
 rule or is disqualified but has received a
waiver of such disqualification. Revisions have been made
 to correct this.
1-A:  Item 4.  Summary Information Regarding the Offering
 and Other Current or Proposed
Offerings
5.	It was stated that the price of the securities is
 $49, and a portion of the aggregate offering price
attributable to securities being offered on behalf of
 the Web Debt Solutions, LLC is $10 and the
portion attributable to securities offered on behalf
of selling security holders is $3 for a total
offering of $13. This total is below the per security
price referenced above. This was corrected to
disregard any aggregated offering price attributable
to securities being offered on behalf of Web
Debt Solutions, LLC. There is no aggregated offering
price. Revisions have been made to remove
the $10 an and the $3.
1-A: Item 5. Jurisdictions in Which Securities are
to be Offered
6.	Amendments have been made in regards to
offerings being made in several states through underwriters. Underwriters are not being used in any portion of this offering therefore is has been revised to remove the indication that there are securities being offered in any state through underwriters as required by Form 1-A.
Cover Page

7.	 It was not properly indicated on the cover
page which from was followed when drafting the document for the offering filing. Revisions have been made to the document to include the information on the form that was followed when drafting the disclosures which is Form 1-A.

8.	Revisions have been made on the outside of my
cover page to include the caption "Preliminary
Offering Circular."

9.	It was stated in Part I of the filing that a
"best efforts" offering would not be conducted.
Revisions have been made to the cover page to include the information required by the first chart of Part II, Item 1(e) of Form 1-A to include this information.

Summary and Risk Factors
10.	Revisions to the filing have been made to include
 risk factors that make this offering speculative or substantially risky. Being that the field of practice is Debt Collections in the Financial Services sector makes this, One: a "risky" field for many businesses and investors. Second, the Debt
Collection field is a $500-Billion-dollar industry and only
 3% of the companies worldwide make
up 90% of this percentage. That alone makes Web Debt Solutions,
 LLC a high risk company being
that for the last 2 years the average net revenues have exceeded over $450,000,000 putting the company in the top 10% of the leading industry.

11.	It was stated incorrectly that "the only risk that
 could never become an issue for Web Debt
Solutions, LLC would be the expense of going forward in
 becoming a public company." There are
no risks associated with the expenses of the company possibly going public, and revisions have been made to remove this from the offering statement.

Item 4. Dilution

12.	A more in depth description of how the price
within the groups of purchasers will be determined are:

Of the 408,163 shares to be issued, 5% or 20,430 will be set aside exclusively for the Board of Directors to make a purchase per share at $35 each and the other 95% or 388,183 will be for the public and will be available for purchase at a set price of $49. The shares made available for
public will be listed on the World Wide Stock Exchange using NASDAQ.

13.	A comparison of the public contribution under
the proposed public offering and the average effective cash contributions of the company's affiliates will be as follows:
Public Contribution- 388,183 shares available @ $49/share will be $19,020,000 as compared to the company's affiliates- 20,430 shares available @ $35
/share will be $715,050.

14.	Revisions have been made to the filing to
describe in more detail the "Preemptive Rights
Protection: in place for purchasers of the securities as follows: A preemptive right is a privilege that may be extended to certain shareholders of a corporation that grants them the right to purchase additional shares in the company prior to shares being made available for purchase by the general public in the event of a seasoned offering, which is a secondary issuing of stock
shares. A preemptive right, also referred to as preemption rights, anti-dilution provisions or subscription rights, is written into the contract between the stock purchaser and the company, although a few states grant preemptive rights as a matter of law unless specifically negated in a company's articles of incorporation.



Item 5. Plan of Distribution and Selling Security
holders
15.	Revisions have been made that a portion of
the securities offered will not be from selling to security holders and has been removed from the offering statement.

16.	Revisions have been made to the filing to describe
 arrangements for the return of funds to
subscribers if all of the securities to be offered are not sold. There will be no returns or refunds.
There are no such arrangements to return or refund funds to subscribers if any of the securities to be offered are not sold.

Item 7. Description of Business



17.	The description of Web Debt Solutions, LLC is
largely an overview of the debt collection industry.
A broader explanation of the company itself in more details about the operations and planned operations are as followed:
The proposed approach in getting this done would be:
 Negotiating the contract terms with client, fees between vendor and client will be due 10 days upon an agreed and signed contract. Once the transmission of accounts/invoices are sent, then the accounts/invoices will then be sent to the IT and COO and "scrub" the accounts for new contact information. Being that these are student loan accounts and Perkins cohort accounts these will be the basic operations would be for the company's sales team or the CEO to establish contact with a potential client.
 Upon establishing a business relationship and interest of all agreeable parties, a NDA or Non-Disclosure
 Agreement (better known as a confidentiality agreement) is signed by all interested parties. This creates a confidential relationship between the
parties to protect any type of confidential and proprietary
 information or trade secrets. As such, an NDA protects nonpublic business information. The collections attorney will oversee this entire process until the receipt of accounts from person(s) or businesses to the company for collections on debts. Once terms of a contract are established, potential client may or may not request an onsite visit to ensure securities and other precautionary measures are met upon placements of accounts. If this is required, a meeting with the executive officers, IT's, managers, and attorneys will take place with potential client to get all interested parties better acclimated in order to proceed with agreed terms of contract. Terms of contract will vary depending on client, needs, time, date, number of placements, and other variables that will customize the contract with all interested parties with the company. The collection attorney will oversee this process, draft, and approve contracts with clients, their attorney (if applicable), and executive officers of Web Debt Solutions, LLC. Upon signatures of all interested parties, transmissions of funds for the fee company will charge (if applicable) must be received before the recovery process can start. If in the event the agreement is for debt purchase, the amount that was agreed and approved by all interested parties will be transmitted to person(s) or business that is relinquishing debts for purchase.
If the contract is for contingency work, the accounts will be transmitted in an approved manner that will be compatible with agreed parties technical support and software. Information(s) will be loaded unto company's database whether contingent or purchased inventory. This will be done by IT's, then a "scrub" will be performed to update debtor(s) information to ensure proper methods of reaching parties are performed at a high rate of contact. Then upon approval of executive management, the inventory
are sent letters according to the laws of each debtor(s) state for validation of debt and disputes. Once completed, in accordance with federal, state, and local laws and regulations, the company will send letters to have customers and consumers validate the debt with 30 days to do so. After 2 days after the letter has gone out, the inventory is then distributed to collectors according to knowledge, skill, and type of products.
Work plan: Highly trained and acknowledgeable staff have worked with secured and unsecured loans these along with overdraft bank accounts with major banks and credit union such as Navy Credit Union, Wells Fargo, and Bank of America. Also understanding that procedures between credit unions and banks vary and have specialized collectors in only one field or the other working credit unions or banks.


To have a manual team dedicated in working strictly to collect on secured, unsecured loans, overdraft bank accounts, judgements, liens, bankruptcies, credit cards, and auto deficiencies sets us apart from so many agencies who will have their collectors working multiple portfolios at one time unable to specialize in what clients request from both credit union members and the vendors collecting for them. They will adhere to specific guidelines of the client
(AERO Federal Credit Union), the company, the interstate laws, and compliance in the recovery of the accounts/invoices. Accounts will be called be called daily, weekly, and monthly per what is permitted by law and per client regulations. The balance in full will always be demanded first. A letter will follow 10 days out upon validation of debt demanding balance in full. The
'Balance in Full' letters will follow every 20 days out.
 Once contact is made with the consumer then will be demanded, if it cannot be reached then a complete assessment will be taken by collector about the debtor's finances. Upon review a determination will be made if debtor has means of paying account in full at that time or over a period of time. A payment arrangement can be made if that is the best arrangement that can be made for the debtor. If a settlement is requested, it must be approved by
management and must be in compliance with client guidelines.

The methodologies employed to conduct for these collection services are:
Negotiating the contract terms with client, fees between vendor and client will be due 10 days upon an agreed and signed contract. Once the transmission of accounts/invoices are sent, then the accounts/invoices will then be sent to the IT and COO and "scrub" the accounts for new contact information. Being that these are student loan accounts and Perkins cohort accounts these will be the basic operations would be for the company's sales team or the CEO to establish contact with a potential client. Upon establishing a business relationship and interest of all agreeable parties, a NDA or Non-
Disclosure Agreement (better known as a confidentiality agreement) is signed by all interested parties.
This creates a confidential relationship between the parties to protect any type of confidential and proprietary information or trade secrets. As such, an
 NDA protects nonpublic business information. The collections attorney will oversee this entire process until the receipt of accounts from person(s) or businesses to the company for collections on debts.
Once terms of a contract is established, potential client may or may not request an onsite visit to ensure securities and other precautionary measures are met upon placements of accounts. If this is required, a meeting with the executive officers, IT's, managers, and attorneys will take place with potential client to get all interested parties better acclimated in order to proceed with agreed terms of contract. Terms of contract will vary depending on client, needs, time, date, number of placements, and other variables that will customize the contract with all interested parties with the company. The collection attorney will oversee this process, draft, and approve contracts with clients, their attorney (if applicable), and executive officers of Web Debt
Solutions, LLC. Upon signatures of all interested parties,
 transmissions of funds for the fee company will charge (if applicable) must be received before the recovery process can start. If in the event the agreement is for debt purchase, the amount that was agreed and approved by all interested parties will be transmitted to person(s) or business that is relinquishing debts for purchase. If the contract is for contingency work, the accounts will be transmitted in an approved manner that will be compatible with agreed parties technical support and software. Information
(s) will be loaded unto company's database whether contingent or purchased inventory. This will be done by IT's, then a "scrub" will be performed to update debtor(s) information to ensure proper methods of reaching parties are performed at a high rate of contact. Then upon approval of executive management
, the inventory is sent letters according to the laws of each debtor(s) state for validation of debt and disputes. Once completed, in accordance with federal, state, and local laws and regulations, the company will send letters to have customers and consumers validate the debt with 30 days to do so.
 After 2 days after the letter has gone out, the inventory is then distributed to collectors according to knowledge, skill, and type of products. Accounts will be worked manually by collectors meaning they will physically call debtor(s) for collecting of the accounts. Accounts will be called be called daily, weekly, and monthly per what is permitted by law and per client regulations. The balance in full will always be demanded first. A letter will follow 10 days out upon validation of debt demanding balance in full. The
Balance in Full letters will follow every 20 days out. Once contact is made with the consumer then will be demanded, if it cannot be reached then a complete assessment will be taken by collector about the debtor's finances. Upon review a
determination will be made if debtor has means of paying
 account in full at that time or over a period of time. A payment arrangement can be made if that is the best arrangement that can be made for the

debtor. If a settlement is requested, it must be approved
 by management and must be in compliance
with client guidelines.

Item 9. Management's Discussion and Analysis of
Financial Condition and Results of Operations
18.	Revisions to The Management's Discussion
 and Analysis of Financial Condition and Results of Operations section of the filing have been made.
More detail about the company's current
financial condition, changes in financial condition
 and operating results for each of the years presented in the financial statements are as follows:


2014- Web Debt Solutions, LLC started in February 7
, 2014 as a startup. The owner and CEO,
Stephanie Izevbizua, used $100,000 from a 401k and other cash assets to fund the company.
Being that she has been in the industry for over 10
 years and has worked with financial
institutes worldwide, she brought over with her to her new company 10 big institutions such as Gulf International and Standard Chartered Bank.
This alone help fund over $100 million and gross revenues in just the first quarter as a startup.
 Each month thereafter the company grossed over $100 million in sales and revenues.

2015- In 2015, after putting out numbers that helped put Web Debt Solutions, LLC as a competitor among much completion, American Express was added as a new client, which put
the numbers over the top. The first 2 quarters of
 2015 grossed over $120 million but the first quarter went slower than expected. With a turnaround in sales and additional 3 new clients in the second quarter, Web Debt Solutions, LLC was able to generate over $164,000,000 in sales
and revenues. This alone allowed for the company to
 acquire Navy Federal Credit Union and
Chase Bank as clients. With this being said, the
 company did not start off much in debt
borrowing from an institution being that the owneR had liquid assets and cash available to fund the company as a startup, which differentiates the company from others. This allows Web Debt
Solutions, LLC to make a larger portion of a profit compared to company expenses to keep operations going daily, monthly, and yearly.

19.	It was stated that the company's "revenues
gross[ed] in 2 months alone... over $3,643,000" in its early stages and that the company's revues have grown since those early stages. It is reflected in the financial statements. Under each annual date given it specifically states that the numbers given are "read in millions". Revisions have been made to adjust the actual numbers
itself to reflect this so that according to the financial statements, revenues did exceed $605,645 in the past three years, although it was to read: "revenues exceeded $605,645,000 in the past
three years."

20.	It was stated that Web Debt Solutions, LLC has $15,000,000
 om assets. Again it is reflected in the
numbers to be read in millions, but revisions have made
 so that the $15,000,000 in assets are
reflected in the financial statements. The company has liquid assets and in cash $15,000,000 readily available.

Item 11. Compensation of Directors and Executive
Officers

21.	Revisions have been made to the disclosures to
include compensation information for members of the company's governing board to include: salary, commissions, and bonuses.

Item 14. Securities Being Offered

22.	It has been clarified in the disclosures made
in Item 14 (a) (i) and (a)(ix):
being that capital stock is being offered, Share
Holders have dividend Rights, and with those rights it includes:
-voting power on major issues
-Ownership in a portion of the company
-The right to Transfer Ownership
-an entitlement to dividend shares
-opportunities to inspect corporate books and records.

Part III EXHIBITS
23.	A multitude of exhibits have been listed,
but were not attached in the first submission of the
draft offering. In the current re submission of the
offering, attached is the Exhibits that were
used.
Financial Statements
24.	Amendments have been made to file the
financial statements as part of the disclosure documents rather than submitting them as a correspondence.


This Offering Statement Letter is in compliance
with the United States Securities and Exchange
Commission. The following statement below shows
acknowledgement from Web Debt Solutions LLC
as a company that:
*	Should the Commission or the staff, acting
pursuant to delegated authority, declare the
filing effective, it does not foreclose the
Commission from taking any action with respect to
the filing;
*	The action of the Commission or the staff,
acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the
company from its full responsibility for the
adequacy of the disclosure in the filing, and
*	The company may not assert staff comments and
the declaration of effectiveness as a
defense in any proceeding initiated by the Commission
 or any person under the federal
securities laws of the United States.
(Attached to this offering statement is a handwritten form of this acknowledgement)


Sincerely,
Stephanie Izevbizua
CEO, Owner, President

Web Debt Solutions, LLC
444 West Lake Street
Suite 305
Chicago, Illinois, 60606
616-649-9149
Web Debt Solutions, LLC
4812 Cruse Rd
Houston, Texas, 77016
616-649-9149